SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: June 26, 2009
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00
www.ubs.com
25 June 2009
Media release
UBS provides an update on its current trading performance
Zurich/Basel, 25.June 2009 – Based upon preliminary results for April and May and estimated results for June, UBS expects to incur a net loss for its second quarter 2009. The majority of the expected loss is attributable to own credit and the restructuring charges that have already been announced. The operating result for the quarter is expected to represent an improvement compared with the first quarter of 2009, largely attributable to better market conditions affecting the Investment Bank and a reduction in losses and write downs on legacy risk positions.
Net new money has been negative in the three wealth and asset management divisions in the quarter to date.
Due to a reduction in risk-weighted assets, the group’s Tier 1 capital ratio is expected to be higher at 30 June 2009 than at 31 March 2009.  The Tier 1 capital ratio is not affected by own credit charges.
UBS will announce its results for the second quarter on 4 August 2009.
UBS
Cautionary Statement Regarding Forward-Looking Statements | This release contains statements that constitute “forward-looking statements”. While these statements represent UBS’s expectation concerning the development of its business and its second quarter 2009 results, a number of factors, including market developments, quarter-end adjustments and accounting determinations, could cause actual results to differ materially from UBS’s expectations. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F-A for the year ended 31 December 2008. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Daniel Morales
	Name:	Daniel Morales
	Title:	Executive Director

Date: June 26, 2009